Filed pursuant to Rule 433

Registration No. 333-234713

Issuer Free Writing Prospectus dated May 6, 2021

Relating to Preliminary Prospectus Supplement dated May 6, 2021

Pricing Term Sheet

$500,000,000 2.100% Senior Notes due 2028

Issuer:	SVB Financial Group

Ranking:	Senior Notes

Principal Amount:	$500,000,000

Coupon:	2.100%

Yield to Maturity:	2.118%

Price to Public:	99.883% of face amount, plus accrued interest, if any, from May 13, 2021

Expected Ratings:	A3 (S) / BBB (S) (Moody’s / S&P) (*)

Pricing Date:	May 6, 2021

Settlement Date:	May 13, 2021 (T+5) (**)

Maturity Date:	May 15, 2028

Interest Payment Dates:	May 15 and November 15 of each year, beginning November 15, 2021

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Reference Benchmark:	1.250% due April 30, 2028

Benchmark Price / Yield:	100.00+ / 1.248%

Spread to Benchmark:	87 basis points

Make-Whole Call:	At any time prior to March 15, 2028, the issuer may, at its option, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the notes at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed as if the maturity date was March 15, 2028 (which present values are determined based on the applicable adjusted treasury rate plus 15 basis points), plus, in each case, accrued interest to, but excluding, the redemption date

Par Call:	At any time on or after March 15, 2028, the issuer may, at its option, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest to, but excluding, the redemption date

CUSIP / ISIN:	78486Q AH4/US78486QAH48

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC

Co-Manager:	SVB Leerink LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day prior to the delivery of the notes hereunder may be required, by virtue of the fact that the notes initially will settle on the fifth business day following the pricing date (T+5), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the preliminary prospectus supplement and, when available, the final prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322 (toll-free) or Goldman Sachs & Co. LLC at (866) 471-2526 (toll-free).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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